

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 24, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Putnam ETF Trust, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value per share, of: Putnam Focused Large Cap Growth ETF
- Shares of beneficial interest, no par value per share, of: Putnam Focused Large Cap Value ETF
- Shares of beneficial interest, no par value per share, of: Putnam Sustainable Future ETF
- Shares of beneficial interest, no par value per share, of: Putnam Sustainable Leaders ETF

Sincerely,